Item 77Q2 Exhibit

Ms. Jennifer T Welsh was appointed as Secretary of the Reaves Utility Income Fund (the “Registrant”) on December 11, 2014. As a Section 16 officer, she was required to file a Form 3 in December 2014, but did not file a Form 3 until March 16, 2015. Mr. Larry W. Papasan, a Trustee of the Registrant, participates in the Registrant’s dividend reinvestment plan. As such, additional shares are purchased quarterly throughout the Registrant’s fiscal year and reported as of the Registrant’s fiscal year end of October 31. The change in shares is reported on Form 5 and filed within 45 days of the Registrant’s fiscal year end. The new total shares of 3,127 of the Registrant should have been reported by December 15, 2014.  The updated number of shares owned was not reported on Form 5 by the deadline, but was subsequently reported on Form 5 on January 13, 2015.